File N°82-4672

03003815

SUPPL

03 FEB 12 AM 7:21

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

Financial Statements				
7/4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
15/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
9/6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
11/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
6/10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
11/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
30/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
6/5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
4/8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
29/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
8/11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
4/2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
9/2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
21/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
09/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
27/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
06/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
02/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42
30/07/02	Consolidated Sales for the Half Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.43
16/09/02	2002 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.44
05/11/02	Consolidated Sales for the First Nine Months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.45
05/02/03	Consolidated Sales for the Full Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.46

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
15/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
22/7/96	Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
31/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287

	(bonds converted and stock options exercised)		
4/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France umber 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.

Other			
June 96	Letter to Shareholders		V.1.
4/7/96	Sale of six Hotel Sofitel properties	Press Release	V.2.
7/10/96	Proposition of changes in Accor's legal structure and appointment of Jean-Marc Espalioux as Chairman of the Management Board	Press Release	V.3.
November 96	Letter to Shareholders		V.4.
7/1/97	Accor adopts new structure with Management Board and Supervisory Board ; Jean-Marc Espalioux is appointed Chairman of the Management Board	Press Release	V.5.
5/3/97	Accor sold successfully 11.5% of Compass share capital	Press Release	V.6.
4/6/97	Annual General Shareholders' Meeting	Press Release	V.7.
July 97	Letter to Shareholders		V.8.
1/9/97	Charterhouse and Accor to sell HRC	Press Release	V.9.
November 97	Letter to Shareholders		V.10.
17/2/98	Accor sells 5% interest in Compass	Press Release	V.11.
6/5/98	Accor sells Motel 6 properties worth USD 450 million	Press Release	V.12.
May 98	Letter to Shareholders		V.13.
9/6/98	Annual General Shareholders' Meetings	Press Release	V.14.
Nov. 98	Letter to Shareholders		V.15.
26/1/99	Accor to acquire Scandinavia's Good Morning Hotels chain	Press Release	V.16.
8/2/99	Acquisition of Frantour by Accor	Press Release	V.17.
2/3/99	Accor to issue bonds exchangeable into Compass shares	Press Release	V.18.
3/3/99	Increase of the amount of the bond issue to EUR 433 million	Press Release	V.19.
15/11/99	Letter to Shareholders		V.20.
26/11/99	Sale of 50% stake in Europcar International to Volkswagen - Establishment of strategic partnership between the two groups	Press Release	V.21.

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.
01/06/02	2001 annual report		V.27

ACCOR

File N 82-4672

Press release

Sales Hold Steady in 2002, Increasing 0.9% Like-for-Like

Paris, February 4, 2003

(in € millions)	2001	2002	% change (reported)	% change (like-for-like)
Hotels	**5,049**	**5,034**	**- 0.3%**	**0.0%**
Services	**498**	**469**	**- 5.7%**	**+ 16.9%**
Other businesses	1,743	1,635	- 6.2%	- 1.1%
Total Group	**7,290**	**7,139**	**- 2.1%**	**+ 0.9%**

Consolidated sales ended 2002 down by 2.1% on a reported basis. **Like-for-like, however, sales rose by 0.9%** over the year, including a 3.8% increase in the fourth quarter.

Hotels

Hotel sales were stable, declining by 0.3% for the year, with business firmer in the fourth quarter. The contribution from newly opened hotels added 3.5% to sales growth. On a comparable basis, sales rose by 0.6% for Business and Leisure Hotels and by 3.4% for Economy Hotels Europe. Sales for Economy Hotels US were down 4.2% like-for-like.

Services

Sales of services rose sharply in 2002, increasing 16.9% like-for-like. The reported decline of 5.7% was due to currency devaluations in Latin America. In terms of earnings, the currency effect should be more limited, because of higher interest rates and the fact that expenses are denominated in local currencies.

Other businesses

Reported sales from other Group businesses (travel agencies, casinos, restaurants and onboard train services) contracted by 6.2% for the year, mainly due to the sale of a 50% stake in Accor Casinos.

2002 profit before tax

In September 2002, Accor announced a full-year objective of €700 million in profit before tax. Despite an environment that was less favorable than expected, the final figure, which will be released on March 5, 2003, should be very close to that objective.

****

With 150,000 associates in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: 3,835 hotels (441,418 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: each day, 13 million people in 32 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contacts

Eliane Rouyer
Director
Investors Relations

Further information on Accor is available on Internet at ***accor.com***

ACCOR

Consolidated Sales (in EUR millions)	First Quarter 2001	First Quarter 2002	First Quarter Change 2002/01 Reported	First Quarter Change 2002/01 Like-for-Like	Second Quarter 2001	Second Quarter 2002	Second Quarter Change 2002/01 Reported	Second Quarter Change 2002/01 Like-for-Like	Third Quarter 2001	Third Quarter 2002	Third Quarter Change 2002/01 Reported	Third Quarter Change 2002/01 Like-for-Like
Hotels	**1,121**	**1,135**	**+1.3%**	**-1.9%**	**1,359**	**1,344**	**-1.1%**	**-1.2%**	**1,348**	**1,324**	**-1.8%**	**-0.1%**
Business and leisure	610	608	-0.4%	-2.5%	727	719	-1.0%	-0.9%	682	689	+1.1%	+1.3%
Economy	221	237	+7.0%	+4.1%	266	292	+9.8%	+3.4%	281	300	+6.8%	+2.7%
Economy U.S.	289	290	+0.2%	-5.1%	366	332	-9.3%	-5.1%	385	334	-13.1%	-4.7%
Services	**116**	**123**	**+6.0%**	**+14.0%**	**126**	**125**	**-0.6%**	**+21.5%**	**123**	**104**	**-15.6%**	**+14.7%**
Other activities	**416**	**408**	**- 1.9%**	**-2.4%**	**463**	**451**	**-2.6%**	**-4.3%**	**426**	**389**	**-8.7%**	**+0.4%**
Travel management	124	116	-5.9%	-9.8%	142	121	-14.6%	-12.0%	115	110	-4.3%	+2.1%
Casinos	71	72	+2.1%	+0.8%	75	76	+1.9%	+0.6%	76	44	-42.4%	+1.6%
Restauration	115	118	+2.2%	+3.8%	123	115	-6.4%	+3.2%	108	89	-17.6%	+3.3%
On-board train services	63	65	+4.4%	+3.5%	70	72	+2.5%	+1.6%	75	77	+1.9%	-2.1%
Other	44	37	-16.6%	-10.9%	53	66	+25.1%	-15.8%	52	70	+34.1%	-7.1%
TOTAL	**1,652**	**1,666**	**+0.8%**	**-0.9%**	**1,948**	**1,920**	**-1.4%**	**-0.4%**	**1,897**	**1,817**	**-4.2%**	**+1.0%**

Consolidated Sales (in EUR millions)	Fourth Quarter 2001	Fourth Quarter 2002	Fourth Quarter Change 2002/01 Reported	Fourth Quarter Change 2002/01 Like-for-Like	December-end 2002 (YTD) 2001	December-end 2002 (YTD) 2002	December-end 2002 (YTD) Change 2002/01 Reported	December-end 2002 (YTD) Change 2002/01 Like-for-Like
Hotels	**1,221**	**1,231**	**+0.8%**	**+2.9%**	**5,052**	**5,034**	**-0.3%**	**0.0%**
Business and leisure	680	704	+3.5%	+4.4%	2,704	2,720	+0.8%	+0.6%
Economy	255	270	+5.8%	+3.8%	1,022	1,100	+7.4%	+3.5%
Economy U.S.	286	257	-10.1%	-1.3%	1,326	1,213	-8.5%	-4.2%
Services	**134**	**118**	**-11.5%**	**+17.1%**	**498**	**469**	**-5.7%**	**+16.9%**
Other activities	**438**	**387**	**-11.8%**	**-2.0%**	**1,740**	**1,635**	**-6.2%**	**-1.1%**
Travel management	120	106	-11.5%	-3.5%	499	453	-9.3%	-6.2%
Casinos	81	49	-38.8%	+3.4%	302	242	-20.1%	+1.6%
Restauration	126	102	-19.1%	+8.5%	472	423	-10.3%	+4.8%
On-board train services	69	69	+0.6%	-1.7%	277	284	+2.3%	+0.2%
Other	43	61	+39.1%	+1.9%	189	234	+21.2%	-8.3%
TOTAL	**1,793**	**1,736**	**-3.2%**	**+3.8%**	**7,290**	**7,139**	**-2.1%**	**+0.9%**

ACCOR

Hotel RevPAR* by segment December 2002, YTD	Occupancy Rate		Average Room Rate	RevPAR
	(en %)	(var. in pts)	(var. in %)	(var. in %)
Business and Leisure Europe	63.5%	-1.7	+2.2%	-0.4%
Economy Europe	73.9%	-1.3	+4.7%	+2.8%
Economy Lodging (in USD)	65.2%	-1.2	-1.5%	-3.3%

** owned, leased and managed*

Hotel RevPAR* by country December 2002, YTD	Number Of Rooms	Occupancy Rate		Average Room Rate	RevPAR
(in local currency)		(in %)	(var. in pts)	(var. in %)	(var. in %)
France	82,254	70.9%	-1.1	+3.9%	+2.3%
Germany	29,487	63.0%	-2.8	+1.6%	(1) -2.7%
U.K.	8,820	75.0%	+1.9	-0.8%	(2)+1.8%
The Netherlands	5,206	74.7%	-0.7	+3.6%	+2.6%
Belgium	5,046	70.8%	-0.2	-1.3%	-1.5%
Italy	3,210	62.9%	-4.0	+4.0%	-2.2%
Hungary	3,278	59.8%	-0.6	-4.0%	-5.1%
U.S.A (Business and Leisure)	3,481	62.6%	+0.7	-3.2%	-2.2%

** owned, leased and managed*

(1) –3.1% excluding new openings
(2) +2.4% excluding new openings

File N 82-4672

Press release

Nine-Month Sales Hold Steady
1% Increase in Third Quarter

Paris, November 5, 2002

(in EUR million)	2001	2002	Change reported	Change Like-for-like
Hotels	**3,828**	**3,803**	**- 0.6 %**	**- 1.0 %**
Services	**364**	**351**	**- 3.6 %**	**+ 16.8 %**
Other activities	1,305	1,248	- 4.4 %	- 2.1 %
Total Group	**5,497**	**5,402**	**- 1.7 %**	**- 0.1 %**

Consolidated sales for the first nine months of 2002 **were down 1.7%. On a like-for-like basis, sales held steady over the period (- 0.1%), with a 1.0% increase in the third quarter.**

The reported decline of 1.7% broke down as follows:

- Like-for-like	- 0.1 %
- Business expansion	+ 4.1 %
- Currency effect	- 2.7 %
- Asset disposals	- 3.0 %

HOTELS

Hotel sales at September 30 were down 0.6%, reflecting the impact of the economic slowdown, which reduced like-for-like sales by 1%, and a weaker dollar. The contribution from newly opened hotels added 3.4%.
On a comparable basis, third-quarter sales were stable, declining 0.1%. This represents an improvement over the first half, when sales contracted by 1.5%.

SERVICES

Sales of Services enjoyed sustained growth during the first nine months, rising 16.8% like-for-like. The reported decline of 3.6% was due to currency devaluations in Latin America. In terms of earnings, the currency effect has only a limited impact, however, because of higher interest rates and the fact that expenses are denominated in the local currency.

Other activities

Reported sales from other Group businesses (travel agencies, casinos, restaurants and onboard train services) contracted by 4.4% in the first nine months, resulting in particular from the sale of a 50% stake in Accor Casinos. Like-for-like, travel agency sales were up 2.1% in the third quarter, compared with an 11.0% decline in the first half.

2002 earnings objectives maintained

In light of hotel sales at October 31, Accor forecasts full-year RevPAR (revenue per available room) as follows:

- Business and Leisure Europe	+ 0.1%
- Economy Europe	+ 3.2%
- Economy US	- 3.0%

Based on these forecasts and ongoing cost-cutting programs, Accor is maintaining its full-year objectives of EUR 700 million in profit before tax and of around EUR 2.20 in earnings per share.

****

With 147,000 associates in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: 3,800 hotels (425,000 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: each day, 13 million people in 32 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contacts

Eliane Rouyer
Director of Investors Relations
Tel : 00.33.(0)1.45.38.86.26

Further information on Accor is available on Internet at ***accor.com***

ACCOR

Consolidated Sales	First Quarter				Second Quarter				Third Quarter				First 9 months			
(in EUR million)	*2001*	*2002*	*Change 2002/01 Reported*	*Change 2002/01 Like-for-Like*	*2001*	*2002*	*Change 2002/01 Reported*	*Change 2002/01 Like-for-Like*	*2001*	*2002*	*Change 2002/01 Reported*	*Change 2002/01 Like-for-Like*	*2001*	*2002*	*Change 2002/01 Reported*	*Change 2002/01 Like-for-Like*
Hotels	**1,121**	**1,135**	**+1.3%**	**-1.9%**	**1,359**	**1,344**	**-1.1%**	**-1.2%**	**1,348**	**1,324**	**-1.8%**	**-0.1%**	**3,828**	**3,803**	**-0.6%**	**-1.0%**
Business and leisure	610	608	-0.4%	-2.5%	727	719	-1.0%	-0.9%	682	689	+1.1%	+1.3%	2,018	2,016	-0.1%	-0.6%
Economy	221	237	+7.0%	+4.1%	266	292	+9.8%	+3.4%	281	300	+6.8%	+2.7%	769	830	+7.9%	+3.3%
Economy U.S.	289	290	+0.2%	-5.1%	366	332	-9.3%	-5.1%	385	334	-13.1%	-4.7%	1,040	956	-8.1%	-5.0%
Services	**116**	**123**	**+6.0%**	**+14.0%**	**126**	**125**	**-0.6%**	**+21.5%**	**123**	**104**	**-15.6%**	**+14.7%**	**364**	**351**	**-3.6%**	**+16.8%**
Other activities	**416**	**408**	**- 1.9%**	**-2.4%**	**463**	**451**	**-2.6%**	**-4.3%**	**426**	**389**	**-8.7%**	**+0.4%**	**1,305**	**1,248**	**-4.4%**	**-2.1%**
Travel management	124	116	-5.9%	-9.8%	142	121	-14.6%	-12.0%	115	110	-4.3%	+2.1%	380	347	-8.7%	-7.1%
Casinos	71	72	+2.1%	+0.8%	75	76	+1.9%	+0.6%	76	44	-42.4%	+1.6%	222	192	-13.3%	+1.0%
Restauration	115	118	+2.2%	+3.8%	123	115	-6.4%	+3.2%	108	89	-17.6%	+3.3%	346	322	-7.1%	+3.4%
On-board train services	63	65	+4.4%	+3.5%	70	72	+2.5%	+1.6%	75	77	+1.9%	-2.1%	208	214	+2.9%	+0.9%
Other	44	37	-16.6%	-10.9%	53	66	+25.1%	-15.8%	52	70	+34.1%	-7.1%	149	173	+15.9%	-11.3%
TOTAL	**1,652**	**1,666**	**+0.8%**	**-0.9%**	**1,948**	**1,920**	**-1.4%**	**-0.4%**	**1,897**	**1,817**	**-4.2%**	**+1.0%**	**5,497**	**5,402**	**-1.7%**	**-0.1%**

ACCOR

Hotel RevPAR by market segment September 2002, YTD	Occupancy Rate		Average Room Rate	RevPAR
	(in %)	*(var. in pts)*	*(var. in %)*	*(var. in %)*
Business and Leisure Europe	64.1%	- 2.8	+ 2.0%	- 2.2%
Economy Europe	75.5%	- 1.4	+ 4.8%	+ 2.9%
Economy U.S.	66.7%	- 2.0	- 1.4%	- 4.2%

Hotel RevPAR by country September 2002, YTD	Number of Rooms*	Occupancy Rate		Average Room Rate	RevPAR
(in local currency)		*(in %)*	*(var. in pts)*	*(var. in %)*	*(var. in %)*
France	*82,321*	72.2%	- 1.7	+ 3.0%	+ 0.7%
Germany	*29,430*	63.1%	- 3.5	+ 2.5%	(1) - 3.0%
U.K.	*8,634*	75.4%	+ 1.4	- 2.0%	(2) - 0.2%
The Netherlands	*5,204*	76.7%	- 0.4	+ 3.7%	+ 3.2%
Belgium	*5,006*	71.3%	- 0.6	- 1.5%	- 2.3%
Italy	*3,178*	64.2%	- 4.1	+ 3.7%	- 2.5%
Hungary	*3,309*	62.8%	- 1.8	- 4.5%	- 7.1%
U.S.A. (Business and Leisure)	*3,386*	63.4%	- 0.6	- 7.4%	- 8.3%

** subsidiaries and managed*

(1) *-4.4% excluding business development*
(2) *+2.0% excluding business development*